United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                                For the month of


                                  November 2002


                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  (Check One) Form 20-F  X    Form 40-F
                                        ---             ---


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          (Check One) Yes      No  X
                                          ---     ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_____.)

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Companhia Vale do Rio Doce and Vale Overseas Limited, File No. 333-84696.

Companhia Vale do Rio Doce logo                                    Press Release


         CVRD: Proposal for Payment of Interest on Shareholders' Equity

Rio de Janeiro, November 04th, 2002 - The Executive Board of Companhia Vale do Rio Doce (CVRD) will submit to the Board of Directors meeting, scheduled to be held on November 13th, 2002, a proposal for distribution during 2002 of Interest on Shareholders' Equity to the Company's shareholders. The proposed record date in Brazil will be November 13th, 2002 and the total amount to be distributed is R$ 1,028,688,881.80 (one billion, twenty eight million, six hundred eighty eight thousand, eight hundred eighty one Brazilian reais and eighty cents), equivalent to R$ 2.68 (two Brazilian reais and sixty eight cents) per outstanding preferred A shares or common shares.

Due to the floating exchange rate regime, the Company can not predict a specific US Dollar amount for the conversion of the value into US Dollar at the time of payment thereof.


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                                        For further information, please contact:
   Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
                         Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                     Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
         Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
                     Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           COMPANHIA VALE DO RIO DOCE
                                                     (Registrant)


Date:  November 12, 2002

                                           By: /s/ Fabio de Oliveira Barbosa
                                               ------------------------------
                                                Fabio de Oliveira Barbosa
                                                Chief Financial Officer